UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026

Commission file number: 001-42834

REGENTIS BIOMATERIALS LTD.

(Translation of registrant’s name into English)

60 Medinat Hayehudim Street, 4676652, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the registrant’s press release issued on January 29, 2026, titled “Regentis Expanding Pivotal Phase III GelrinC Clinical Site Network: Adding Several Leading Orthopedic Centers Across the U.S.”

A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Regentis Expanding Pivotal Phase III GelrinC Clinical Site Network: Adding Several Leading Orthopedic Centers Across the U.S.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Regentis Biomaterials Ltd.

Date: January 29, 2026	By:	/s/ Ehud Geller
	Name:	Ehud Geller
	Title:	Chairman and Chief Executive Officer

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